UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GNC Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.001

par value per share

(Title of Class of Securities)

36191G107

(CUSIP Number)

Harbin Pharmaceutical Group Co., Ltd

No. 68, Limin West Fourth Street

Limin Development Zone

Harbin, People’s Republic of China

(86) 0451-51961111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Harbin Pharmaceutical Group Co., Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 58,813,084 shares of Common Stock
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 58,813,084 shares of Common Stock
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,813,084 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.02%*
14	Type of Reporting Person CO
*   The calculation assumes that there are a total of 84,565,337 shares of Common Stock outstanding as of October 18, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on October 25, 2019, and that a total of an additional 2,747,664 shares of Common Stock would be issuable as of the date hereof upon conversion of the Convertible Preferred Stock, representing $14,700,000 of accumulated dividend thereon (at a per share conversion price of $5.35).

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of GNC Holdings, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 1 amends the Schedule 13D, as previously filed on November 19, 2018 with the Securities and Exchange Commission by Harbin Pharmaceutical Group Co., Ltd, a corporation incorporated in the People’s Republic of China (“Harbin”), by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged.

Item 4.    Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On October 24, 2019, the Issuer announced that it is reviewing a range of refinancing options, including discussions with financing sources in the United States and Asia, to further optimize the Company’s capital structure and enhance its financial flexibility. The Issuer also announced that the Board of Directors of the Issuer has created a committee of independent directors to conduct this review process. Harbin expects that the Issuer and the committee of independent directors of the Board of Directors of the Issuer, as well as various investment and financing professionals, potential financing sources and other parties may engage with Harbin and/or its affiliates, related parties and representatives in discussions with respect to possible refinancing options.
The discussions and negotiations may involve potential transactions, proposals, events or actions under which Harbin and/or its affiliates could be asked to offer its support for, or otherwise participate in, such possible refinancing options and, in connection therewith, provide direct or indirect financing, credit or other support for the Issuer and/or acquire additional securities of the Issuer.  These discussions and negotiations also may result in one or more of the transactions, events or actions specified in items (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a corporate transaction involving the Issuer, and other material changes in the Issuer’s business or corporate structure.  Harbin further intends to continuously evaluate the Issuer’s businesses and prospects, refinancing options, alternative investment opportunities and all other factors deemed relevant with respect thereto.  The foregoing description of such possible transactions does not purport to be complete.
Except as set forth herein, Harbin has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2019

Harbin Pharmaceutical Group Co., Ltd

By:	/s/ Zhenping Zhang
Title:	Authorized Signatory